UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
Or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number:     001-07434

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
(Full title of the plan)

Aflac Incorporated
(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road Columbus, Georgia 31999
(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Aflac Incorporated 401(k) Savings and Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the years ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The accompanying Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 1993.

Atlanta, Georgia
June 26, 2020

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2019	2018
Assets:
Investments, at fair value (Note 5)	$592,965,944	$475,737,649
Notes receivable from participants	15,131,933	14,433,823
Cash	28,143	73,692
Accrued employer contribution	781,264	619,439
Accrued participant contribution	1,045,926	936,564
Total assets	609,953,210	491,801,167
Net assets available for plan benefits	$609,953,210	$491,801,167
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31,

	2019	2018
Contributions and transfers:
Participant withholdings	$29,687,203	$27,573,983
Participant transfers from other plans	2,045,502	3,141,839
Employer contributions	17,713,759	16,717,739
Total contributions and transfers	49,446,464	47,433,561
Dividend income	12,251,375	25,481,143
Interest income	945,956	836,716
Net appreciation (depreciation) in fair value of investments	92,960,981	(37,287,592)
Distributions to participants	(37,403,998)	(31,335,225)
Administrative fees	(48,735)	(42,490)
Increase (decrease) in net assets	118,152,043	5,086,113
Net assets available for plan benefits:
Beginning of year	491,801,167	486,715,054
End of year	$609,953,210	$491,801,167
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. DESCRIPTION OF THE PLAN

The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (Aflac); American Family Life Assurance Company of New York; Aflac International, Inc.; Continental American Insurance Company; Communicorp, Inc.; Aflac Benefits Advisors, Inc.; Empoweredbenefits, LLC; Aflac Asset Management LLC; Aflac Corporate Ventures LLC; Argus Holdings, LLC; Argus Dental & Vision, Inc.; Tier One Insurance Company; Empowered.Insure LLC; and Aflac InfoSec Services LLC (collectively, the Company). The Plan excludes Puerto Rico residents and employees of Aflac Life Insurance Japan Ltd.

The Company stock fund investment under the Plan is an employee stock ownership plan with a dividend pass-through option. This option allows participants to make an election to receive any Company stock dividends in cash instead of using them to buy more Company stock in the participant's 401(k) account.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)General
        The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the payroll period following their employment date.

The Plan is administered by a plan administrator appointed by Aflac Incorporated's Board of Directors. For the years ended December 31, 2019 and 2018, T. Rowe Price Trust Company was the Plan's trustee and recordkeeper.

(b)Contributions and Transfers

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus in increments of whole percentages of up to 75%, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $19,000 and $18,500 for participants under the age of 50 and $25,000 and $24,500 for participants age 50 and older in 2019 and 2018, respectively. Participants can elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). The first 1% to 4% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2019 and 2018, subject to certain limitations, the Company's matching contribution was 100% of the portion of the participants' contributions, which were not in excess of 4% of the participants' annual cash compensation. Participants may transfer into the Plan amounts representing distributions from other eligible plans.

The Company provides a nonelective contribution of 2% of annual cash compensation for employees who elected to opt out of the future benefits of the Aflac Incorporated defined benefit plan during the election period provided during the fourth quarter of 2013 and for new U.S. employees who started working for the Company after September 30, 2013.

(c)Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching and non-elective contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account. For participants that have not made an investment election, amounts in this account are invested in a target date retirement fund determined based on the age of the participant.

(d)Vesting and Forfeited Accounts
Participants are 100% vested in their contributions plus investment earnings or losses thereon.
Participants become vested in the Company’s matching contributions and nonelective contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant's interest in the Company's matching contributions and nonelective contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age.

Except as previously described, participants forfeit the portion of their non-vested interest upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses. At December 31, 2019, forfeited non-vested accounts totaled approximately $317,000, compared with approximately $79,000 at December 31, 2018. In 2019, forfeitures of approximately $1,835,000 were used to reduce employer matching contributions, compared with approximately $1,827,000 in 2018.

(e)Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock. Certain eligible participants can elect periodic withdrawals and installment distributions.

The Plan permits in-service withdrawals from vested account balances for participants who have attained age 59 ½. Additionally, hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

(f)Notes Receivable From Participants

Participants are allowed to borrow funds from their accounts. The minimum amount of any notes receivable is $1,000. No participant may have more than one loan outstanding at any time, except that a participant may have more than one loan outstanding if both loans were issued before August 1, 2012, or if multiple loans were transferred from predecessor plans. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:
a.  50% of the participant's vested benefit (as defined by the Plan document); or
b. $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All notes receivable carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant's principal residence and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 4.75% at December 31, 2019, compared with 5.50% at December 31, 2018. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)Transactions With Parties-in-Interest

As of December 31, 2019 and 2018, the statements of net assets available for plan benefits include the following investments and notes receivable with parties-in-interest to the Plan.

	2019	2018
T. Rowe Price Blue Chip Growth Fund	$44,491,660	$33,534,464
T. Rowe Price Balanced Fund	72,603,529	58,487,754
T. Rowe Price Equity Income Fund	27,322,751	23,471,882
T. Rowe Price Mid-Cap Growth Fund	28,693,093	21,553,662
T. Rowe Price Mid-Cap Value Fund	5,844,410	4,989,213
T. Rowe Price Retirement 2005 Trust Fund	241,947	0
T. Rowe Price Retirement 2010 Trust Fund	797,003	0
T. Rowe Price Retirement 2015 Trust Fund	3,456,439	0
T. Rowe Price Retirement 2020 Trust Fund	10,437,001	0
T. Rowe Price Retirement 2025 Trust Fund	16,546,698	0
T. Rowe Price Retirement 2030 Trust Fund	22,426,060	0
T. Rowe Price Retirement 2035 Trust Fund	20,323,716	0
T. Rowe Price Retirement 2040 Trust Fund	23,138,741	0
T. Rowe Price Retirement 2045 Trust Fund	20,071,870	0
T. Rowe Price Retirement 2050 Trust Fund	17,307,327	0
T. Rowe Price Retirement 2055 Trust Fund	7,818,459	0
T. Rowe Price Retirement 2060 Trust Fund	2,130,565	0
T. Rowe Price Retirement 2005 Fund	0	29,870
T. Rowe Price Retirement 2010 Fund	0	508,858
T. Rowe Price Retirement 2015 Fund	0	2,795,351
T. Rowe Price Retirement 2020 Fund	0	9,444,602
T. Rowe Price Retirement 2025 Fund	0	13,619,111
T. Rowe Price Retirement 2030 Fund	0	16,199,544
T. Rowe Price Retirement 2035 Fund	0	14,031,487
T. Rowe Price Retirement 2040 Fund	0	15,922,504
T. Rowe Price Retirement 2045 Fund	0	13,561,174
T. Rowe Price Retirement 2050 Fund	0	11,273,109
T. Rowe Price Retirement 2055 Fund	0	5,164,499
T. Rowe Price Retirement 2060 Fund	0	1,154,383
T. Rowe Price Stable Value Common Trust Fund	25,511,368	23,708,945
T. Rowe Price U.S. Treasury Money Fund	1,149	0
T. Rowe Price U.S. Treasury Money Market Trust	5,531,646	4,937,846
Aflac Incorporated common stock	139,094,999	124,444,248
Notes receivable from participants	15,131,933	14,433,823

The Plan’s investments include shares of common stock issued by Aflac Inc., the Plan sponsor. At December 31, 2019 and 2018, the Plan held a combined total of 2.6 million and 2.7 million shares valued at approximately $52.90 and $45.56 per share, respectively. Additionally, the Plan received dividends paid by the Aflac Inc. common stock totaling $2.8 million in 2019 and 2018, respectively. The Plan paid fees totaling approximately $49,000 and $42,000 to T. Rowe Price during 2019 and 2018, respectively.
2. SUMMARY OF ACCOUNTING POLICIES

(a)Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

(b)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In 2019, the Plan's target date retirement fund investment options were changed from mutual funds, which paid dividends, to common trust funds. The earnings for the target date retirement trust funds accumulate in the net asset values for each fund and are not distributed in the form of dividends. These earnings are reported as a component of net appreciation (depreciation) in fair value of assets in the statements of changes in net assets available for plan benefits. As a result, for 2019, there was a decrease in the dividend income reported in the statements of changes in net assets available for plan benefits, as compared to 2018.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.

(e)Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. There were no material excess contributions for the years ended December 31, 2019 and 2018.
(f)Distributions
Distributions to participants are recorded when paid.
(g)Expenses
The majority of the Plan's administrative expenses are paid directly by the Company and excluded from these financial statements. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount. Investment-related expenses are included in net appreciation (depreciation) in fair value of investments.

(h)New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities: In January 2016, the Financial Accounting Standards Board (FASB) issued guidance to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Plan adopted this guidance as of January 1, 2019. The adoption of this guidance did not have an impact on the Plan's statement of net assets available for plan benefits, the statement of changes in net assets available for plan benefits, or disclosures.

Accounting Pronouncements Pending Adoption

Fair Value Measurement, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: In August 2018, the FASB issued amendments to the disclosure requirements on fair value measurements. The amendments remove, modify, and add certain disclosures. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Further, an entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The adoption of this guidance is not expected to have a significant impact on the Plan's statement of net assets available for plan benefits, the statement of changes in net assets available for plan benefits, or disclosures.
3. FEDERAL INCOME TAXES

The IRS has determined and informed the Company by letter dated March 25, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter in 2016, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant inputs are not observable in an active market.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
1. Mutual funds. Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
2. Common stock. Valued at the closing price reported on the active market on which the individual securities are traded.

3. Common trust funds. The trust funds are comprised of the financial instruments outlined below.
a.Stable value common trust fund composed primarily of fully benefit-responsive investment contracts (FBRICs). The Plan's investment is limited to holding units of the fund and is therefore considered to have an indirect investment in the FBRICs held by the fund.
b.U.S. Treasury money market trust fund that invests substantially all of its assets in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

c.Effective for 2019, the Plan's common trust funds also include target date retirement funds which invest in underlying trusts that represent various asset classes and sectors. Based on target dates, the allocation to equity-based underlying trusts is expected to become increasingly conservative over time.

The Plan values these trust funds at NAV, as provided by the Plan's trustee, and are deemed to have a readily determinable fair value in accordance with ASC 820. The NAV is calculated by its issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. NAVs are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date. The fair value of the underlying investment contracts held by the trust are valued using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31.

	2019
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$28,143	$—	$—	$28,143
Investments:
Mutual funds	278,132,105	—	—	278,132,105
Aflac Incorporated common stock	139,094,999	—	—	139,094,999
Common/collective trusts(1)	—	175,738,840	—	175,738,840
Total assets at fair value	$417,255,247	$175,738,840	$—	$592,994,087
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 820-10 and have been classified as level 2 in the fair value hierarchy.

	2018
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$73,692	$—	$—	$73,692
Investments:
Mutual funds	322,646,610	—	—	322,646,610
Aflac Incorporated common stock	124,444,248	—	—	124,444,248
Common/collective trusts(1)	—	28,646,791	—	28,646,791
Total assets at fair value	$447,164,550	$28,646,791	$—	$475,811,341
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 820-10 and have been classified as level 2 in the fair value hierarchy.

There are no restrictions on the ability of investors to redeem any of these investments at December 31, 2019 and 2018.

The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2019 and 2018.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2019	2018
Net assets available for plan benefits per the financial statements	$609,953,210	$491,801,167
Amounts allocated to withdrawing participants	(39,779)	(101,050)
Deemed distributions	(116,407)	(122,574)
Net assets available for plan benefits per the Form 5500	$609,797,024	$491,577,543

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment before year-end, but not yet paid as of that date.
Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.
The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the years ended December 31:

	2019	2018
Net increase in net assets available for plan benefits per the financial statements	$118,152,043	$5,086,113
Changes in participant withdrawals not yet distributed	61,271	20,285
Changes in deemed distributions	6,167	(69,055)
Net increase in net assets per the Form 5500	$118,219,481	$5,037,343

7. SUBSEQUENT EVENTS

In May 2020, the Plan notified participants that it will transition from T. Rowe Price Trust Company to Fidelity Management Trust Company (Fidelity) as the Plan's trustee and recordkeeper. All assets of the Plan will be transferred from T. Rowe Price Trust Company to Fidelity. The transition is expected to be completed in July 2020.

In March 2020, the World Health Organization declared the novel coronavirus (COVID-19) outbreak a global pandemic. The effects of COVID-19 have resulted in significant volatility in the global financial markets which has impacted the market price of Aflac Incorporated’s common stock and the fair value of the Plan’s other investments subsequent to December 31, 2019. The impact of COVID-19 is evolving, and its future effects on the Plan’s statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits are uncertain.

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law. The Plan has elected to implement certain provisions of the CARES Act that are available to tax qualified retirement plans and their participants. These provisions include, among other things, permitting special COVID-19 related distributions, deferring payments on certain Plan loans for up to one year and suspending required minimum distributions for 2020.

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100 PN: 004
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
Vanguard Inflation-Protected Securities Fund, Admiral	70,436	$1,822,873
Vanguard Total Bond Market Index Fund, Institutional	466,188	5,151,376
American Funds Europacific Growth Fund, R6	318,824	17,710,698
T. Rowe Price Blue Chip Growth Fund*	357,794	44,491,660
T. Rowe Price Balanced Fund*	2,911,128	72,603,529
T. Rowe Price Equity Income Fund*	851,707	27,322,751
T. Rowe Price Mid-Cap Growth Fund*	300,987	28,693,093
T. Rowe Price Mid-Cap Value Fund*	208,953	5,844,410
T. Rowe Price U.S. Treasury Money Fund*	1,149	1,149
Vanguard Extended Market Index Fund, Institutional	69,520	6,646,102
Vanguard Federal Money Market Fund	317,561	317,561
Vanguard Institutional Index Fund, Institutional	171,000	49,629,224
Vanguard Total International Stock Index, Institutional	35,260	4,212,548
Glenmede Smallcap Equity Institutional	193,155	5,280,850
Met West Total Return Bond Plan	816,743	8,404,281
Total Mutual Funds		278,132,105

Common/Collective Trusts
T. Rowe Price Retirement 2005 Trust Fund*	14,584	241,947
T. Rowe Price Retirement 2010 Trust Fund*	45,805	797,003
T. Rowe Price Retirement 2015 Trust Fund*	185,133	3,456,439
T. Rowe Price Retirement 2020 Trust Fund*	522,111	10,437,001
T. Rowe Price Retirement 2025 Trust Fund*	779,769	16,546,698
T. Rowe Price Retirement 2030 Trust Fund*	1,003,852	22,426,060
T. Rowe Price Retirement 2035 Trust Fund*	876,400	20,323,716
T. Rowe Price Retirement 2040 Trust Fund*	972,625	23,138,741
T. Rowe Price Retirement 2045 Trust Fund*	838,424	20,071,870
T. Rowe Price Retirement 2050 Trust Fund*	723,248	17,307,327
T. Rowe Price Retirement 2055 Trust Fund*	326,859	7,818,459
T. Rowe Price Retirement 2060 Trust Fund*	139,162	2,130,565
T. Rowe Price Stable Value Common Trust Fund*	25,511,368	25,511,368
T. Rowe Price U.S. Treasury Money Market Trust*	5,531,646	5,531,646
Total Common/Collective Trusts		175,738,840

Aflac Incorporated common stock*	2,629,395	139,094,999
Participant loans*** (2,006 loans outstanding with zero cost, interest rates from 5.25% to 7.50% and maturity dates of less than one year to 10 years)*		15,015,526	**
Total		$607,981,470
*Indicates a party-in-interest to the Plan
**Excludes deemed distributions of $116,407
***Also referred to as notes receivable from participants
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 26, 2020	By:	/s/ Matthew Owenby
Matthew Owenby
Senior Vice President, Chief Human Resources Officer

Exhibit Index

23	-	Consent of Independent Registered Public Accounting Firm